April 21, 2015

RE: Get cash now from your Dividend Capital Diversified Property Fund Inc. investment.

Dear Fellow Class E Shareholder,

Good news!  Now you can sell your Dividend Capital Diversified Property Fund Inc. investment and regain control of your money.  Right now, MacKenzie Capital Management, LP will pay you our INCREASED Offer Price of $3.65 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Dividend Capital to decide if or when you get your money back. But this offer expires on June 4, 2015, so you must act soon.

Why take advantage of this opportunity today?

•
Guarantee your cash now. Dividend Capital has an infinite life, and it has said it has “no obligation or plans to apply for listing on any public trading market.”  Sell today and ensure you get your money out from this security.

•
Redemption Program is very limited. Dividend Capital has an operating redemption program for Class E shareholders like us, but it only satisfied approximately 15.4% of all redemptions requests in 2014 (and only 7.4% of non-death/disability redemptions in the 4th quarter)!  But now you can sell your Shares and get your money out.

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.

•
Sell without broker fees or commissions. Most secondary market sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

•
Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

If you act today, you can get your cash promptly after the Expiration Date. We will mail your check within three business days after Dividend Capital confirms the transfer.

MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,

Pat Patterson
Chairman

P.S. Remember, this offer expires June 4, 2015 (unless extended). So don’t delay. Fill out and mail in the Dividend Capital Assignment Form today so we can transfer the Shares and rush you a check.